Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
Earnings (loss)
Pre-tax loss	$(31,905)	$(19,606)	$(30,350)	$(36,249)	$(18,735)	$(20,181)
Total fixed charges	$65,534	$52,759	$45,365	$38,157	$18,721	$6,709
Total income (loss) before fixed charges	$33,629	$33,153	$15,015	$1,908	$(14)	$(13,472)

Fixed Charges
Interest expenses	$65,373	$52,627	$45,128	$37,736	$18,198	$6,249
Assumed interest attributable to rentals	$161	$132	$237	$421	$523	$280
Total fixed charges	$65,534	$52,759	$45,365	$38,157	$18,721	$6,709
Deficiency of earnings available to cover fixed charges	$31,905	$19,606	$30,350	$36,249	$18,735	$20,181
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a	n/a